82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 APR -3 AM 7:21

Santos


03022015

Date: Thu 03 Apr 2003 09:00:03 AM EST

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 4

SUPPL

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

dlw 6/2



www.santos.com

3 April 2003

Santos' latest WA gas result exceeds expectations

Santos Limited has increased its gas resources in Western Australia's offshore Carnarvon Basin with a successful appraisal of the John Brookes gas field in permit WA 214-P.

Santos said the Thomas Bright-1 exploration well had upgraded the gross resource potential of the John Brookes field to up to 1000 petajoules (PJ) of gas.

Santos Managing Director, Mr Ellice-Flint, said the John Brookes field is close to existing infrastructure and that Santos is actively engaged in negotiations to commercialise the field.

"The Thomas Bright-1 result has exceeded our expectations," he said.

"The result has increased the expected gas volume by 25 per cent on our interpretation prior to drilling," Mr Ellice-Flint said.

The John Brookes field was discovered in 1998 with John Brookes-1, which flowed at 37 million cubic feet per day.

Thomas Bright-1 is located 2.3 kms southwest of John Brookes-1, 30 kms north-northeast of East Spar and 56 kms northwest of the gas processing facilities on Varanus Island.

The well intersected approximately 88 metres of net gas within the primary objective Basal Muderong/Upper Barrow target.

The successful result significantly increases the total hydrocarbon resources discovered and appraised by Santos in its Western Australian interests over the last twelve months.

WA 214-P is operated by Apache Northwest Pty Ltd. Santos currently has a 28.75 per cent interest in the permit.

newsrelease

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
Santos Limited
(08) 8218 5157 / 0419 828617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Thomas Bright 1

Maena
Orthru
Dionysus
Carnarvon Basin
Chrysoar
West Tryal Rocks
Thomas Bright 1
WA-298-P
Gorgon
WA-214-P(1)
John Brookes 1
John Brookes
WA-214-P(1)
WA-214-P(2)
Maitland
Spar
WA-149-P
Varanus Island
WA-214-P(3)
East Spar
Barrow Island
Indian Ocean
0 25
kilometres

LEGEND

- ☐ Santos Acreage
- ■ Oil Field
- ⚃ Gas Field
- •• Gas Pipeline


Location Map

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 03 Apr 2003 09:13:45 AM EST

To:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject:

Number of pages (incl. cover sheet): 3

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Santos

Week Ending 03rd April 2003

Wildcat Exploration Wells

Montgomery 1

Type	Exploration Well
Location	Offshore Western Australia, Carnarvon Basin WA 149P, 15km W of the Wonnich Gas Field, and some 32km NW of Barrow Island.
Status at 0600hrs 03/04/03	Drilling ahead surface hole. The current depth and progress for the week is 467m Montgomery 1 spudded on 01/04/02.
Planned Total Depth	3682m
Interest	Apache Oil Australia 48.8150% Tap (Shelfal) Pty Ltd 22.4740% Santos Group 18.7110% Pan Pacific Petroleum (SA) Pty Ltd 10.00%
Operator	Apache Oil Australia

Enquiries:

Graeme Bethune
Investor Relations
Ph: 08 8218 5157
Mobile: 0419 828 617
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 3rd April, 2003 Santos Limited also participated in 3 Appraisal wells and 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 03rd April 2003

Near Field Exploration Well / Appraisal Wells

Melba 1

Type`	Near Field Exploration (Gas)	
Location	Onshore Victoria, Otway Basin PEP 154, 1.8km NE of Lavers 1, 2.1km N of McIntee 1 and some 20km NW of the township of Port Campbell.	
Status at 0600hrs 03/04/03	Meba 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 1668m with 456m progress for the week. The rig was released on 31/03/03.	
Planned Total Depth	1620m	
Interest	Santos Group	90.00%
	Beach Petroleum	10.00%
Operator	Santos Group	

Thomas Bright 1

Type	Near Field Exploration (Gas)	
Location	Offshore Western Australia, Carnarvon Basin WA 214P, 2.5km SSW of John Brookes 1, and some 45km NW of the Barrow Island.	
Status at 0600hrs 03/04/03	Thomas Bright 1 has been plugged and abandoned having successfully appraised the Cretaceous Basal Muderong and Upper Barrow Group reservoirs. The well intersected approximately 88m of net gas within the primary objective Basal Muderong/Upper Barrow target. The well reached a total depth of 3040m with no progress for the week. The rig was released on 01/04/03, and has moved to Montgomery 1.	
Planned Total Depth	3050m	
Interest	Apache Northwest Pty Ltd (Operator)	28.75%
	Santos (BOL) Pty Ltd	28.75%
	EnCana International (Australia) Pty Ltd	25.00%
	Ampolex (AE) Pty Ltd (subsidiary of ExxonMobil Corporation)	17.50%
Operator	Apache Oil Australia	

Marabooka East 1

Type	Near Field Exploration (Gas)	
Location	South Australia, Cooper Basin PPL 22 (Former Nappacoongee-Murteree Block), 2.7km E of Marabooka 4, 2.3 km N of Strzelecki 1, and some 42km E of the Moomba Gas Plant.	
Status at 0600hrs 03/04/03	Marabooka East 1 has been plugged and abandoned having failed to intersect economic hydrocarbons. The well reached a total depth of 2216m with 36m progress for the week. The rig was released on 30/03/03 and has moved to Roseneath 3.	
Planned Total Depth	2207m	
Interest	Santos Group	59.75%
	Delhi	20.21%
	Origin Energy Resources Ltd	13.19%
	Novus Australia Resources NL	4.75%
	Basin Oil NL	2.10%
Operator	Santos Group	

During the week ending 3rd April, 2003 Santos Limited also participated in 3 Appraisal wells and 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com